Cue Energy Resources Limited

A.B.N. 45 066 383 971


06014077

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL PROCESSING
RECEIVED
JUN 0 5 2006
WASH, D.C. 185 SECTION

23 May 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.


SEC MAIL PROCESSING
RECEIVED
JUN 05 2006
WASH, D.C.
185
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	14 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	19 May 2006
No. of securities held prior to change	**Beneficial:** 1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 266,992 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 38,755,517 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 18,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	25,371
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	25,371 @ AUD0.245 cents each
No. of securities held after change	**Beneficial:** 1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 292,363 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 38,755,517 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 18,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change *Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back*	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

……………………………………
Richard Tweedie

Dated 22 May 2006

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	14 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	19 May 2006
No. of securities held prior to change	**Beneficial:** 5,952,140 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 357,143 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 405,509 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non-Beneficial:** 36,380,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL 264,583 Ordinary fully paid shares – Non Beneficial in the name of Bass Strait Group Pty Ltd (BSG)
Class	Ordinary fully paid shares.
Number acquired	25,371

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	25,371 @ AUD0.245 cents each
No. of securities held after change	**Beneficial:** 5,952,140 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 357,143 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 430,880 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non-Beneficial:** 36,380,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL 264,583 Ordinary fully paid shares – Non Beneficial in the name of Bass Strait Group Pty Ltd (BSG)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....
Ernest Geoffrey Albers

Dated 22 May 2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth Hoolihan
Date of last notice	14 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 May 2006
No. of securities held prior to change	**Beneficial:** 231,067 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan **Non Beneficial:** 38,755,517 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 18,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares.
Number acquired	25,371

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	25,371 @ AUD0.245 cents each
No. of securities held after change	**Beneficial:** 256,438 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan **Non Beneficial:** 38,755,517 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 18,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

……………………………………
Kenneth Hoolihan

Dated 22 May 2006

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	14 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	19 May 2006
No. of securities held prior to change	**Beneficial:** 982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 149,087 Ordinary fully paid shares - Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd 231,067 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd
Class	Ordinary fully paid shares.
Number acquired	25,371
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	25,371 @ AUD0.245 cents

+ See chapter 19 for defined terms.

No. of securities held after change	**Beneficial:** 982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 149,087 Ordinary fully paid shares - Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd 256,438 Ordinary fully paid shares - Beneficial in
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....

Leon Musca
Dated 22 May 2006